EXHIBIT 99.1

News Release

For Immediate Release	Date: December 15, 2025
25-35-TR

Teck and Anglo American receive Government of Canada approval for merger of equals under Investment Canada Act

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Anglo American plc (“Anglo American”) have received regulatory approval from the Government of Canada under the Investment Canada Act (“ICA”) for the merger of equals between Anglo American and Teck which was announced on September 9, 2025. Anglo American and Teck believe that the formation of Anglo Teck in a merger of equals will provide exceptional and enduring benefits for Canada, founded upon establishing a global critical minerals champion headquartered in Canada.

Anglo American and Teck set out a number of proposed commitments in their September transaction announcements which have been further defined into a set of binding commitments under the ICA. The commitments include that Anglo Teck will spend at least C$4.5 billion in Canada within 5 years, including in connection with the Highland Valley Copper mine life extension, enhancing critical minerals processing capacity at Trail, and advancing the development of the Galore Creek and Schaft Creek copper projects in northwestern British Columbia. Such expenditures will enable Anglo Teck to spend a total of at least C$10 billion in Canada over 15 years. A summary of the agreed commitments is set out in Appendix 1.

Jonathan Price, President and CEO of Teck, said: “The Government of Canada’s approval is an important step forward in the formation of Anglo Teck—a new global critical minerals champion headquartered in Canada. This merger will combine two world-class companies to form a business of significant scale and capability that will deliver billions in investment and drive new economic activity and job creation here in Canada and beyond.

“Canada and British Columbia are recognised worldwide as strong mining jurisdictions with critical minerals strategies focused on creating a positive environment to attract new investment and growth in responsible mining. Establishing Anglo Teck here in Vancouver is wholly aligned with government’s economic focus and will help to further elevate Canada’s role and impact on the global critical minerals stage, creating benefits for communities, Indigenous Peoples, employees and all stakeholders.”

Duncan Wanblad, CEO of Anglo American, said: “We are delighted to receive regulatory approval from the Government of Canada for our merger of equals with Teck. Today’s confirmation by Minister of Industry, the Honourable Mélanie Joly, marks yet another step towards forming a major global critical minerals powerhouse, following the overwhelming endorsement of both our and Teck’s shareholders last week. Anglo Teck represents a significant investment in Canada, its people and its natural resources, underpinned by a comprehensive package of commitments designed to drive enduring economic and wider benefits associated with a thriving mining ecosystem in British Columbia and Canada as a whole.

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“We are all committed to preserving and building on the proud heritage of both companies, in Canada, as home to Anglo Teck’s global headquarters, in South Africa where our commitment to investment and national priorities endures, and across our entire global operational and commercial footprint. We look forward to continuing our commitment to engage meaningfully with all stakeholders including Indigenous Peoples and communities as Anglo Teck. Together, Anglo Teck will be at the forefront of our industry in terms of value accretive growth in responsibly produced critical minerals.”

The merger of Anglo American and Teck was approved by each company’s shareholders at meetings held on December 9, 2025. Completion of the merger remains subject to conditions customary for a transaction of this nature, including the relevant regulatory approvals in various jurisdictions globally. The merger has already received competition approvals in Canada and Australia, and other reviews are progressing.

At completion, Anglo Teck will have its headquarters in Vancouver, and will have its primary listing on the LSE, retaining FTSE UK index inclusion, as well as listings on the JSE, TSX and NYSE.1

Further details regarding the Merger are set out in Teck’s management information circular dated November 3, 2025 (the “Circular”), which is available under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Appendix 1: Investment Canada Act commitments

Anglo American and Teck have agreed to binding commitments with the Government of Canada under the ICA, as summarized below.

Commitments a. to f. will remain in place in perpetuity:

a.	The name of the combined global business will be Anglo Teck.
b.	Anglo Teck’s global headquarters will be in Canada.
c.	A significant majority of Anglo Teck’s senior management will be based in Canada, including the CEO, Deputy CEO, and CFO as executive directors who will have their principal office and reside primarily in Canada.
d.	A substantial proportion of Anglo Teck plc’s board of directors will be Canadian, comprising Anglo Teck executive directors residing primarily in Canada referred to above, and Canadians.
e.	Anglo Teck will further the leading environmental and social practices of both Teck and Anglo American in Canada and promote within its organizational culture a recognition of the importance of respecting indigenous and community rights. Specifically, Anglo Teck will honour all existing agreements in Canada with communities, Indigenous governments and labour unions, in accordance with their terms.
f.	Anglo Teck will have a listing on the TSX, subject to approval of the TSX, and will seek TSX index inclusion.

Investing in Canada

The following commitments (g. to q.) are time-limited in duration:

[1]	Listings are subject to the approval or clearance from each applicable exchange. NYSE listing to be implemented as a listing of American Depositary Receipts.
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g.	Anglo Teck will spend at least C$4.5 billion in Canada within 5 years, including in connection with the initiatives described below. Such expenditures will enable Anglo Teck to spend a total of at least C$10 billion in Canada over 15 years.
h.	Anglo Teck will proceed with the Highland Valley Copper Mine Life Extension (“HVC MLE”) Project, requiring expected capital investment of approximately C$2.1 to C$2.4 billion over the term of the HVC MLE.
i.	Anglo Teck will make capital investments of up to C$850 million to sustain and enhance critical minerals processing capacity at Teck’s Trail Operations, including the potential expansion of production of germanium and other strategic metals, in part subject to proceeding with the Red Dog Mine life extension project. These investments will contribute to enhancing critical minerals supply.
j.	Anglo Teck will advance the development of the Galore Creek and Schaft Creek copper projects in northwestern British Columbia, including capital expenditures of up to C$750 million.
k.	Anglo Teck will cause expenditures to be made of at least C$300 million in Canadian critical mineral exploration and technology, including expanding support to Canadian junior mining companies through partnerships across Anglo Teck’s global operating footprint, particularly in South Africa and Southern Africa.
l.	Anglo Teck will cause expenditures of at least C$100 million to be made in Canada, including to establish and fund a Global Institute for Critical Minerals Research and Innovation– hosted and involving leading institutions in Canada, South Africa and the UK – and invest in mining-related skills training by leveraging partnerships with Indigenous skills training programmes and Canadian post-secondary institutions.
m.	Anglo Teck will maintain and enhance existing commitments to Indigenous governments, communities, conservation, and other similar initiatives, including by contributing at least C$200 million to such initiatives.
n.	Anglo Teck will maintain 100% of the aggregate employment levels at Teck’s Canadian operations and increase the level of youth employment and training opportunities.
o.	Anglo Teck will provide Canadian and Indigenous suppliers with fair and equal opportunity to compete for contracts to supply goods and services to Anglo Teck’s Canadian and global operations.
p.	Anglo Teck will explore opportunities to add copper production capacity at Trail Operations and complete a study assessing the viability of constructing a new copper smelter in British Columbia.
q.	Anglo Teck will continue and maintain Teck’s remediation and reclamation activities at Teck controlled sites.

Appendix 2: Commitments to South Africa

The merger to form Anglo Teck is designed to build a stronger, larger global critical minerals company that is positioned to invest and grow across the merged company’s global operational and project footprint, including in South Africa. Anglo American has a long and proud history of contributing to the economic growth of South Africa and supporting the country’s national priorities. Anglo American continues to reaffirm its enduring commitment to South Africa, including in relation to meaningful representation from South Africa on the board and executive team, and the investments it is making in its operations and the social fabric of local communities. Following the merger, Anglo Teck will continue to uphold and advance these commitments. Its subsidiaries with operations in South Africa will continue to comply with all relevant empowerment and mining licences requirements.

Furthermore, Anglo Teck will continue to support and partner with the Canadian junior mining sector, an important part of Canada’s mining ecosystem, including through a combination of equity participation,

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strategic partnerships and the provision of technical, commercial and operational guidance, to invest in mineral exploration projects in Canada and across Anglo Teck’s global operating footprint, with a specific commitment to supporting partnerships in South Africa and southern Africa. As part of the effort to support the junior mining sector, Anglo Teck also plans to make a financial contribution of ZAR600 million to South Africa’s Junior Mining Exploration Fund in partnership with the Industrial Development Corporation of South Africa and the South African Department of Mineral and Petroleum Resources, which seeks to assist qualifying junior miners to conduct prospecting work.

Anglo Teck has also undertaken to support the establishment of, and provide funding to, a Global Institute for Critical Minerals Research and Innovation, hosted and involving leading institutions in Canada, South Africa and the UK.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “establish”, “plan”, “continue”, “commit”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “provide”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements concerning the expected timing of completion of the Merger, and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability and timing of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory approvals, the ability of Teck and Anglo American to satisfy all other closing conditions to the Merger, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, integration of Anglo American and Teck following the closing of the Merger, the ability for Anglo Teck to provide exceptional and enduring benefits for Canada, the ability for Anglo Teck to meet all of its binding commitments under the ICA, the ability for Anglo Teck to spend C$4.5 billion in Canada within 5 years, the ability of Anglo Teck to enhance critical minerals processing at trail and to advance the development of the Galore Creek and Schaft Creek copper projects, the ability for Anglo Teck to spend at least C$10 billion in Canada over the next 5 years, expectations regarding Anglo Teck’s reputation and market perception, expectations regarding Anglo Teck’s objective alignment with the Canadian government, expectations regarding Anglo Teck’s head office located in Vancouver, British Columbia, Canada, expectations regarding Anglo Teck’s commitment to significantly invest in Canada and its natural resources, expectations with respect to Teck’s current stakeholders, Indigenous nations and local communities, and Anglo Teck’s commitment to continue its social and environmental practices and engagement, expectations regarding Anglo Teck’s environmental practices, expectations regarding board and senior management positions and residence, the continued construction of the HVC MLE and the future Red Dog mine life extension project, ability of Anglo Teck to maintain all existing agreements in Canada with communities, Indigenous nations and labour unions, ability for Anglo Teck to have its primary listing on the LSE, the ability for Anglo Teck’s shares to be listed on the JSE, TSX and NYSE (subject to approval of the applicable securities exchange), ability for Anglo

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Teck to retain Anglo American’s FTSE UK index inclusion, ability for Anglo Teck’s potential future shares listed on the TSX to gain index inclusion, expectations with respect to other capital investments in Canada for future operations, exploration, technology, projects and operations, ability to establish and fund a Global Institute for Critical Minerals Research and Innovation in Canada, South Africa and the UK, establishing and maintaining junior mining partnerships across Anglo Teck, expectations regarding the ability of Anglo Teck to maintain 100% of the employment levels at Teck’s Canadian operations and to increase the level of youth employment and training opportunities, the ability for Anglo Teck to assess and construct a potential new copper smelter in British Columbia, our expectations that Anglo Teck will continue and maintain Teck’s remediation and reclamation activities at Teck controlled sites, continued commitment to South Africa, ability to continue to comply with all relevant empowerment and mining license requirements in South Africa, and Anglo Teck’s ability to financially contribute to South Africa’s Junior Mining Exploration Fund. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck and Anglo American as of the time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory approvals and other conditions to the closing of the Merger or for other reasons, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, the ability of Anglo American and Teck to successfully integrate and capture expected synergies, general economic and market conditions, including interest and foreign exchange rates, global financial markets, commodity pricing, available credit and cash, changes in government regulations, laws or in tax laws, industry competition, change in relationships with meaningful stakeholders, including Indigenous groups and local communities, employee commitment to Anglo Teck following the closing of the Merger, changes in environmental practices, seeking potential TSX listing and index inclusion, continuing support of the Canadian government, continued support of shareholders, meaningful stakeholders, Indigenous groups and local communities, Anglo Teck’s financial condition following the closing of the Merger, tariffs and international trade restrictions, litigation matters , land title disputes or other related matters, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements, the Merger and Teck’s business can be found in the Circular in respect of the Merger filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock

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Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

Emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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